UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-9618

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERNATIONAL TRUCK AND ENGINE CORPORATION

401(k) PLAN FOR REPRESENTED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NAVISTAR INTERNATIONAL CORPORATION

4201 Winfield Road, P.O. Box 1488

Warrenville, Illinois 60555

REQUIRED INFORMATION

Navistar, Inc. (formerly known as International Truck and Engine Corporation) is the Plan Administrator of the International Truck and Engine Corporation 401(k) Plan for Represented Employees (“the Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2007 and 2006, and for the year ended December 31, 2007, and the schedule as of December 31, 2007, have been prepared in accordance with the financial reporting requirements of ERISA.

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SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

International Truck and Engine Corporation 401(k) Plan for Represented Employees

By:	Navistar, Inc. (formerly known as International Truck and Engine Corporation)
Plan Administrator

/s/ John P. Waldron
John P. Waldron
Vice President and Controller
(Principal Accounting Officer)

June 30, 2008

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FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INTERNATIONAL TRUCK AND ENGINE CORPORATION

401(k) PLAN FOR REPRESENTED EMPLOYEES

DECEMBER 31, 2007 AND 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension Fund Investment Committee

Navistar, Inc. (formerly known as International Truck and Engine Corporation)

Participants and Administrator of International Truck and Engine Corporation 401(k) Plan for Represented Employees

We have audited the accompanying statements of net assets available for benefits of the International Truck and Engine Corporation 401(k) Plan for Represented Employees (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

GRANT THORNTON LLP

Chicago, Illinois

June 23, 2008

International Truck and Engine Corporation

401(k) Plan for Represented Employees

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2007	2006
Assets
Investments
Investment in Master Trust, at fair value	$188,911,739	$186,901,439
Participant loans	7,883,744	7,228,412

Total investments	196,795,483	194,129,851
Receivables
Participant pretax contributions	166,759	442,080
Employer retirement contributions	924,041	1,242,767
Employer matching contributions	327,671	534,973

Total receivables	1,418,471	2,219,820

Net assets available for benefits, at fair value	198,213,954	196,349,671
Proportionate share of adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,064,068	298,468

NET ASSETS AVAILABLE FOR BENEFITS	$199,278,022	$196,648,139

The accompanying notes are an integral part of these statements.

International Truck and Engine Corporation

401(k) Plan for Represented Employees

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2007

Additions to net assets
Net earnings of Master Trust (note C)	$15,516,812
Participant loan interest	443,377

Contributions
Participant pretax	12,347,390
Employer retirement	924,041
Employer matching	1,796,965
Rollovers from other qualified plans	177,506

Total contributions	15,245,902

Total additions to net assets	31,206,091

Deductions from net assets
Benefits paid to participants	28,212,456
Administrative expenses	8,340

Total deductions from net assets	28,220,796

Increase in net assets prior to transfers	2,985,295

Transfers to other qualified plans, net	(355,412)

NET INCREASE	2,629,883

Net assets available for benefits
Beginning of year	196,648,139

End of year	$199,278,022

The accompanying notes are an integral part of these statements.

International Truck and Engine Corporation

401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE A - DESCRIPTION OF THE PLAN

The following description of the International Truck and Engine Corporation 401(k) Plan for Represented Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by International Truck and Engine Corporation (the “Company”), to provide savings and retirement benefits for certain eligible represented employees of the Company and of certain affiliates participating under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility

The Plan is offered to eligible Company employees who are represented by a labor organization under a collective bargaining agreement who have met certain seniority or service requirements under the terms of the respective bargaining agreements. The Plan was established on October 1, 1991.

Contributions

Participant contributions may be made to the Plan only on a pretax basis and are subject to annual maximum limits equal to the lesser of 25% of the participant’s eligible compensation or a prescribed Internal Revenue Service dollar amount. In addition, for 2007 and 2006, those participants who were age 50 or over during the Plan year were permitted to contribute additional amounts on a pretax basis. Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan if such contributions satisfy applicable regulations. Such employees are not required to be participants for any other purpose than their rollover account; however, no pretax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan. Participant salary reduction contributions and rollover contributions are fully vested immediately.

For the 2007 and 2006 Plan years, certain collective bargaining agreements provide for an employer retirement contribution. This contribution is employer-provided and is allocated among eligible members of the applicable bargaining unit based on the participant’s age at year-end and eligible compensation. Certain collective bargaining agreements also provide for an employer matching contribution of 25% of the first 6% of eligible compensation deferred by the participant. Effective January 1, 2007, a new collective bargaining group entered the Plan and their agreement provides for an employer match of 100% of the first 4% of eligible compensation deferred by the participant.

International Truck and Engine Corporation

401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions - Continued

The employer retirement and matching contributions credited to an eligible participant’s account are subject to one of three vesting schedules, depending upon the collective bargaining agreement. Non-vested contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. At December 31, 2007 and 2006, forfeited non-vested accounts totaled $60,030 and $106,898, respectively. For the Plan year ended December 31, 2007, $100,000 of forfeitures were used to offset Company contributions.

Investment Options

Participants direct the investment of their account balances and future contributions. Investment options during 2007 and 2006 consisted of funds classified as mutual funds, commingled funds, U.S. Government securities or Navistar International Corporation (“Navistar”) common stock.

Participant Accounts

Individual accounts are maintained for each Plan participant. Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized and unrealized appreciation and depreciation, dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers’ fees are charged to participants’ accounts as a reduction of the return earned on each investment option. All other administrative costs related to the Plan are paid directly by the Company.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their total account balance or $50,000. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the yield on Federal government securities of equivalent maturity plus two percentage points for loans made before April 1, 1997, and at a rate equal to prime plus one percentage point for loans made on or after April 1, 1997.

International Truck and Engine Corporation

401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE A - DESCRIPTION OF THE PLAN - Continued

Payment of Benefits

Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pretax salary reduction contributions after attaining age 59- 1/2, or on a hardship basis prior to attaining age 59- 1/2. The employer retirement contributions, matching contributions and investment earnings thereon are not eligible for in-service withdrawal. The amount of any withdrawal, distribution or loan is first charged against the participant’s interest in Plan investments other than the Navistar Stock Fund on a pro rata basis. Any subsequent distributions of an account invested in the Navistar Stock Fund will be made in the form of Navistar common stock.

Vesting

Participants vest in employer contributions in accordance with the vesting schedule set forth by the participant’s respective collective bargaining agreement. A participant’s vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability or dies. When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $1,000 or less. If the asset value is more than $1,000 but not more than $5,000, and the participant has not elected to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover, or to receive the distribution directly in accordance with the provisions of the Plan, then the Plan will pay the distribution in a direct rollover to an individual retirement plan as designated by the Plan. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until no later than age 65. Accounts are distributed in a single sum.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

International Truck and Engine Corporation

401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Basis of Presentation - Continued

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 applies to all value measurements not otherwise specified in an existing standard, clarifies how to measure fair value, and expands fair value disclosures. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued FASB staff position (“FSP”) SFAS 157-2 which delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statement on a recurring basis (at least annually). Management does not believe the adoption of SFAS No. 157 will have a material impact on the Plan’s financial statements upon adoption by the Plan in 2008.

As described in FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust that is part of the International Truck and Engine Corporation Defined Contribution Plans Master Trust (the “Master Trust”). As required by the FSP, the statements of net assets available for benefits present the proportionate share of the fair value of the investment held by the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

International Truck and Engine Corporation

401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation and Income Recognition

The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust are valued as follows:

Shares of mutual funds and common stock are valued at the net asset value of shares held at year-end. The Master Trust’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The fair value of the wrap contract for one of the collective trusts is determined using the market approach discounting methodology, which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end.

Participant loans are valued at their outstanding balances, which approximate market value. Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date.

Participant Withdrawals

As of December 31, 2007 and 2006, there were no benefits that were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

Administrative Fees

Most administrative expenses of the Plan are paid by the Company.

International Truck and Engine Corporation

401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE C - MASTER TRUST

All of the Plan’s investment assets are held in a trust account at JPMorgan Chase Bank (the “Trustee”) and consist of a divided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of Plan assets with the assets of other defined contribution plans sponsored by the Company and its affiliated companies for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The participating plans in the Master Trust and their respective percent interests as of December 31, 2007 and 2006 are as follows:

	2007	2006
International Truck and Engine Corporation 401(k) Retirement Savings Plan	36.70%	38.78%
International Truck and Engine Corporation 401(k) Plan for Represented Employees	27.84	29.60
International Truck and Engine Corporation Retirement Accumulation Plan	32.72	29.15
IC Corporation 401(k) Plan	2.74	2.47

The following table presents the carrying value of investments of the Master Trust as of December 31:

	2007	2006
U.S. Government securities	$225,505	$139,059
Common and collective funds	345,777,090	321,152,988
Registered investment companies	318,910,987	292,214,673
Navistar common stock	13,691,012	18,228,415

Total investments, at fair value	678,604,594	631,735,135

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,822,734	781,396

Net investments	$681,427,328	$632,516,531

International Truck and Engine Corporation

401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE C - MASTER TRUST - Continued

The net investment earnings of the Master Trust for the year ended December 31, 2007, are summarized below:

Dividend and interest income
Common and collective funds	$—
Registered investment companies	38,291,859
Navistar common stock	—

Total dividend and interest income	38,291,859
Net realized and unrealized appreciation in fair value of investments
Common and collective funds	19,198,224
Registered investment companies	(15,071,993)
Navistar common stock	9,288,347

Net appreciation in fair value of investments	13,414,578

Net investment earnings	51,706,437

NOTE D - CONTINGENCY

Navistar failed to file its financial results for fiscal year 2005 with the Securities and Exchange Commission on a timely basis. Because of the delay, participants were not allowed to acquire additional shares of Navistar common stock through the Plan. However, participants were allowed to sell shares of Navistar common stock if they elected to do so. The suspension of participants’ ability to purchase shares of Navistar common stock should have been effective March 1, 2006, but the restriction was not placed into effect until April 6, 2006. Accordingly, participants who may have purchased Navistar common stock during the period March 1, 2006 through April 6, 2006, have been notified by letter that Navistar intends to conduct a rescission offer and that they are not required to take any action with respect to the Navistar common stock at this time. Participants will be notified by Navistar at the time it conducts the rescission offer. There were 560 participants who collectively purchased approximately 25,500 shares of Navistar common stock at a total cost of approximately $725,000 during the period March 1, 2006 through April 6, 2006.

International Truck and Engine Corporation

401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE D - CONTINGENCY - Continued

Navistar appointed Fiduciary Counselors, Inc. (“Fiduciary Counselors”) as the independent fiduciary of the respective Navistar common stock funds under the Plan. This action was taken to ensure that decisions regarding the availability of Navistar common stock as an investment option under the Plan are made by a fiduciary with no ties to Navistar. Fiduciary Counselors informed Navistar that, as a result of the uncertainty caused by the absence of audited financial statements, it has determined that the Navistar common stock investment option in the Plan will be closed to new purchases until further notice. Fiduciary Counselors has indicated that once Navistar issues up-to-date audited financial statements, it will review its decision and determine whether participants and beneficiaries in the Plan should once again have the opportunity to purchase Navistar common stock through the Plan.

Navistar filed its annual report (Form 10-K) for fiscal 2005 on December 10, 2007. With the filing of its annual report (Form 10-K) for fiscal 2007 on May 29, 2008, Navistar is current with its filings of its annual audited financial statements. Navistar failed to file on a timely basis its financial results for its first and second quarters of fiscal 2008 with the Securities and Exchange Commission. Navistar intends to release its first and second quarter 2008 Form 10-Q financial filings by the end of June 2008.

NOTE E - TAX STATUS

The Plan obtained its latest determination letter dated September 17, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that, in all material respects, the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE F - PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated, the interest of each participant in the funds will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

International Truck and Engine Corporation

401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE G - RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by JPMorgan. JPMorgan Retirement Plan Services is the record keeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to participant loans and Navistar common stock. Fees paid by the Plan for investment management services are computed as a basis point reduction of the return earned on each investment option, and are included in net earnings of the Master Trust.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2007	2006
Net assets available for benefits per financial statements	$199,278,022	$196,648,139
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(1,064,068)	(298,468)

Net assets available for benefits per Form 5500	$198,213,954	$196,349,671

Investments in collective trusts are required to be reported at fair value on the Form 5500.

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2007:

Change in net assets per financial statements	$2,985,294
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts
Prior year	298,468
Current year	(1,064,068)

Change in net assets of Plan per Form 5500	$2,219,694

Income attributed to collective trusts is required to be reported at fair value on the Form 5500.

International Truck and Engine Corporation

401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE I - SUBSEQUENT EVENT

The Plan Sponsor name was changed to Navistar, Inc. effective February 27, 2008.

SUPPLEMENTAL SCHEDULE

International Truck and Engine Corporation

401(k) Plan for Represented Employees

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Identity of issue	Description of investment	Cost**	Current value
*Various participants	Participant loans at interest rates of 5.0% to 10.5%		$7,883,744

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

EXHIBIT